Exhibit 99.38

HEADWATERS INCORPORATED
2010 INCENTIVE COMPENSATION PLAN

PERFORMANCE UNIT AWARD AGREEMENT

[Employee's Name]

Headwaters Incorporated (the "Company") has granted you a Performance Unit Award ("Award") under the 2010 Incentive Compensation Plan (the “Plan”), subject to the following terms and conditions of this agreement (the “Agreement”).  Each of the capitalized terms herein shall have the meaning given it by the Plan except if the context of such term clearly assumes a different meaning.

Date of Grant	27 December 2016
Number of Performance Units	[Participant’s Assigned Units]

1.Grant of Award.  The Company has granted you the above-listed number of Performance Units, subject to the provisions of this Agreement and the Plan.  The Award is intended to be subject to the attainment of Performance Goals as defined in the Plan and to qualify for exemption as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”).

2.Payment Upon Achievement of Performance Goals.  The final value of the Performance Units, calculated by achievement of Performance Goals by your business unit and the Company at the conclusion of the Performance Period as certified by the Committee, shall entitle you to a cash incentive payment under the Plan, subject to possible decrease or elimination as provided in this Agreement, and subject to your continued Service.

(a)Payment Amount.  Subject to the terms and conditions of this Agreement, the amount of $1, or an adjusted amount subject to achievement of the value performance conditions below, shall be payable to you with respect to each vested final Performance Unit.

(b)Performance Period.  For purposes of this Award, the Units Performance Period for the Units Adjusted EBITDA Performance Goal shall be the period beginning 1 October 2016 and ending on 30 September 2017; provided, that if the merger between Boral and Headwaters (the “Merger”) is completed before 30 September 2017, the Performance Period shall end as of the last full month before the completion of the Merger.

3.Performance Goal.    The Award will be adjusted at the conclusion of the Performance Period based upon the achievement of the following Performance Goal:

December 2016 PUA Agreement

Adjusted EBITDA During Units Performance Period.  The Performance Goal is the accumulation of Adjusted EBITDA during the Performance Period.  The Performance Units will be adjusted based upon a ratio, the numerator being achievement of your business unit’s accumulated Adjusted EBITDA for the Performance Period, and the denominator being your business unit’s budget for accumulated Adjusted EBITDA for the Performance Period (the “Adjustment Ratio”).  The Adjustment Ratio shall not be greater than 1.5 and shall not be less than 0.5.  For purposes of this Award, Adjusted EBITDA is defined as net income plus net interest expense, income taxes, depreciation and amortization, equity-based compensation, cash-based compensation tied to stock price, goodwill and other impairments, and other non-routine adjustments (i) as presented in the company’s public announcements of Adjusted EBITDA, or (ii) for periods in which no public announcement has been made of Adjusted EBITDA, Adjusted EBITDA shall be computed consistent with past practices used in public announcements, and which will for either clause (i) or (ii) specifically include or exclude the effect of Special Items approved by the Committee.

4.Vesting.   The adjusted Performance Units shall vest according to the following schedule, subject to possible decrease or elimination as provided in this Agreement, and subject to your continued Service:

Performance Units	Vest Date
½ adjusted Performance Units	30 September 2018
½ adjusted Performance Units	30 September 2019

Provided, that (i) if the Merger is completed, the vesting of the adjusted Performance Units shall occur as of the completion of the Merger (the “Merger Vesting”); or (ii) if the Merger is pending on 30 September 2017, ½ of the adjusted Performance Units shall vest on 30 September 2017, and ½ of the adjusted Performance Units shall vest (y) at the Merger Vesting or (z) at the termination of the Merger.  The vesting under both (i) and (ii) are subject to possible decrease or elimination as provided in this Agreement.

5.Form of Payment.   The vested final Performance Units shall be settled solely in cash and be paid to you, or in the event of death, to your estate or to the persons who have acquired by will or by law the right to such amounts, as determined in the sole discretion of the Committee.

6.Time of Payment.  Payment for the vested, adjusted Performance Units shall be made no later than 180 days after the date of vesting or, if earlier, the last day of the Applicable 2-1/2 Month Period (as defined below).  Provided, that (i) if the Merger is completed before 30 September 2017, payment for ½ of the adjusted Performance Units shall be made no later than 30 days after the date of the Merger Vesting, and payment for ½ of the adjusted Performance Units shall be made no later than 180 days after the date of the Merger Vesting or, if earlier, the last day of the Applicable 2-1/2 Month Period; (ii) if the Merger is completed after 30 September 2017, payment for ½ of the adjusted Performance Units shall be made no later than 90 days after

30 September 2017, and payment for ½ of the adjusted Performance Units shall be made no later than 180 days after the date of the Merger Vesting or, if earlier, the last day of the Applicable 2-1/2 Month Period; and (iii) if the Merger is pending at 30 September 2017, but is subsequently terminated, then any amounts not previously paid at the date of Merger termination shall be paid no later than 180 days after such termination or, if earlier, the last day of the Applicable 2-1/2 Month Period.  For purposes of this Section 6, the “Applicable 2-1/2 Month Period” shall mean the period ending on the later of (i) the 15th day of the third month following the end of the first calendar year in which the applicable adjusted Performance Units vest in accordance with Section 4, or (ii) the 15th day of the third month following the end of the Company’s first fiscal year in which the applicable adjusted Performance Units vest in accordance with Section 4.

7.Tax Withholding.  The cash payment in settlement of your vested, adjusted Performance Units shall be subject to applicable tax withholdings.

8.Term of Award.  This Award shall have a term (the “Term”) beginning on the commencement of the Performance Period and ending on the last vest date, subject to the time of payment provided above.

9.Service Termination.  If your Service is (i) terminated by you voluntarily at any time, (ii) terminated involuntarily by the Company for any reason prior to completion of the Merger or after the Merger is terminated, or (iii) terminated involuntarily by the Company for cause after the Merger is completed, then this Award shall be forfeited and terminate and your rights with respect to the adjusted Performance Units and any payment with respect thereto shall terminate; provided, however, that you shall remain eligible for payment with respect to adjusted Performance Units vested during the Term prior to your termination of Service, to the extent not already paid, subject to the provisions of this Agreement otherwise applicable (including possible decrease or elimination as provided in Section 11, Section 17, and the time for payment set forth in Section 6).  The Award shall not be subject to accelerated vesting under the provisions of an employment agreement you may have with the Company, if any, but shall be subject to accelerated vesting under the provisions of a change in control agreement you may have with the Company, if any.

10.Transfer of Award.   This Award and any payment under this Agreement shall not be transferable, except by will or the laws of descent and distribution.  Any other attempt to transfer or dispose of this Award or Agreement shall be null and void and unenforceable.

11.Discretionary Authority of Committee.  This Award is granted under the Plan and will be administered by the Committee which shall have discretionary authority to interpret and administer the Award and this Agreement.  The Committee shall determine and certify in writing (before payment of any final Performance Units) the extent to which the Performance Goals have been achieved and shall adjust the Performance Goal to exclude Special Items as defined under the Plan.  The Committee shall have discretionary authority to decrease or eliminate the amounts otherwise payable under the final Performance Units with respect to the  Performance Goal that has been achieved, to terminate this Award at any time, and to make all other determinations and take such other actions with respect to the Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law, including the requirements applicable to awards intended to qualify for exemption under

Section 162(m) of the Code.  The Committee shall not have the authority to increase the amount payable under the final Performance Units.  The determinations of the Committee shall be final and binding on all persons.

12.Plan Terms Govern.  The grant of the Performance Units and the settlement of earned final Performance Units are subject to the provisions of the Plan and any rules that the Committee may prescribe.  In the event of any conflict between the terms of the Plan and the terms of this Agreement, the terms of the Plan shall control.

13.Limitations.  Nothing in this Agreement or the Plan shall be construed to give you any right to continue in the employ of the Company or any of its Affiliates or to interfere in any way with the right of the Company or any of its Affiliates to terminate your employment at any time.  The distribution of any cash in settlement of the Performance Units is not secured by a trust, insurance contract, or other funding medium, and you shall not have any interest in any fund or specific asset of the Company by reason of this Award or the bookkeeping account established on your behalf.  In no event shall you receive in any calendar year a cash payment in excess of $20 million under this Award.

14.Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of the Agreement which shall remain in full force and effect.  Moreover, if any provision is found to be excessively broad in duration, scope or covered activity, the provision shall be construed so as to be enforceable to the maximum extent compatible with applicable law.

15. Integration.  This Agreement and the Plan constitute the entire understanding and agreement of the Company and you with respect to the subject matter contained herein or therein and supersede any prior agreements, understandings, representations or warranties between the Company and you with respect to such subject matter.

16. Compliance with Applicable Laws, Regulations and Rules and the Company’s Policies.   In accepting the Award, you agree to comply with all applicable laws, regulations and rules of governing state and federal governmental agencies as well as the applicable regulations and rules of any stock exchange on which the securities of the Company are traded, and any policies as now or hereafter established by the Company, with regard to the Award.  You acknowledge and agree that you may be required to disgorge any and all gains and payments under the Award to the extent required by applicable laws, stock exchange regulations and rules, and the policies of the Company.  This Award and this Agreement are intended to comply with the provisions of Section 409A of the Code or an exemption therefrom and shall be interpreted in a manner consistent with the requirements of such law or exemption to the extent applicable.  This Award and this Agreement may be unilaterally amended by the Committee to the extent required to comply with the requirements of Section 409A or an exemption therefrom.

17.Section 280G Cutback. Notwithstanding anything in this Agreement to the contrary, if any payments you would receive pursuant to this Agreement would constitute an excess "parachute payment" within the meaning of Section 280G of the Code, the payments may be reduced by the minimum possible amount necessary such that no amounts payable to you shall constitute an excess "parachute payment." All determinations required to be made under this Section 17, including whether any payment is an excess "parachute payment" and whether and to what extent a reduction in any payments is required and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized accounting firm designated by the Company (the "Accounting Firm"). The Accounting Firm shall provide detailed supporting calculations both to the Company and you. Any determination by the Accounting Firm shall be binding upon you and the Company.

By your signature and the signature of the Company's representative below, you and the Company consent to the foregoing and agree that this Award is granted under and governed by the terms and conditions of this Agreement and the Plan, which you acknowledge having received and which is made a part of this Agreement.  If you would like to receive another copy of the Plan, contact Susan Eyre at seyre@headwaters.com, 801/984-9400 or another member of the legal department.

GRANTEE	HEADWATERS INCORPORATED

_________________________________	__________________________________
Signature	Kirk A. Benson, Chief Executive Officer
[participant’s name]